Exhibit 99.3

Postmedia Network Reports Fourth Quarter Results

October 25, 2012 (TORONTO) – Postmedia Network Canada Corp. (“Postmedia” or the “Company”) today released financial information for the fourth quarter and year ended August 31, 2012.

Fourth Quarter Operating Results
Net loss in the quarter ended August 31, 2012 was $28.4 million compared to a net loss of $0.4 million in the same period in the prior year. Contributing to the larger loss was a non-cash loss on debt repayment of $9.2 million relating to unamortized financing fees as a result of the refinancing of the Company’s term loan in August, increased restructuring costs, and lower revenue partially offset by reduced operating costs.

Net loss from continuing operations in the quarter was $28.4 million compared to a net loss from continuing operations of $0.8 million in the same period in the prior year.

An operating loss of $2.3 million in the quarter compares with operating income of $12.7 million in the same period in the prior year. The decrease was due to an increase in restructuring expenses as a result of the business transformation initiatives announced previously and a decline in revenue, partially offset by lower operating costs.

Operating income before depreciation, amortization and restructuring of $28.2 million in the quarter represents a decrease of $5.4 million, relative to the same period in the prior year.

Revenue for the quarter totaled $190.1 million, a decrease of $12.0 million (or 5.9%) relative to the same period in the prior year. The decrease in the current quarter was primarily due to a decrease in print advertising revenue of $10.1 million (or 8.3%) with the largest declines occurring in the classified category. Print circulation revenue decreased $3.2 million (or 5.9%) and digital revenue increased $0.7 million (or 3.5%) relative to the same period in the prior year.

Total operating expenses excluding depreciation, amortization and restructuring in the quarter decreased $6.7 million (or 4.0%) relative to the same period in the prior year. Operating expenses decreased across all categories other than restructuring.

Full Year Operating Results
Net loss in the year ended August 31, 2012 was $23.2 million compared to a net loss of $9.6 million in the prior year.  The increased net loss is due to the increase in net loss from continuing operations partially offset by the gain on sale of the Times Colonist in Victoria and British Columbia based community newspaper assets.

Net loss from continuing operations was $37.3 million, compared to a net loss from continuing operations of $12.2 million in the prior year.  The increased net loss from continuing operations is primarily the result of decreased operating income due to weakness in print advertising revenue.

Operating income before depreciation, amortization and restructuring in the year of $144.3 million represents a decrease of $44.9 million relative to the prior year due to a decrease in revenue partially offset by lower operating expenses.

Revenue for the year was $831.9 million, a decrease of $67.0 million (or 7.5%) relative to the prior year. Print advertising revenue decreased $58.9 million (or 10.3%) with the most significant declines occurring in the national advertising category. Print circulation revenue decreased $10.1 million (or 4.6%) with volume declines being partially offset by a higher price per copy. Digital revenue increased $2.0 million as gains in local digital advertising and Infomart revenue more than offset the weakness in national digital advertising revenue.

Total operating expenses excluding depreciation, amortization and restructuring in the year decreased $22.1 million (or 3.1%) relative to the prior year. Expense reductions were due to lower compensation, newsprint and distribution expenses partially offset by increases in other operating expenses.

Business Transformation Initiatives
Since its formation in July 2010, Postmedia has implemented a series of restructuring initiatives which have significantly reduced operating costs. During the fourth quarter of fiscal 2012, the Company implemented a number of new initiatives which are expected to yield net annualized cost savings of approximately $37 million. These savings represent the first phase of a three-year business transformation program that, in total, is targeted to reduce operating costs by 15% to 20%.

Refinancing
On August 16, 2012, the Company issued $250.0 million in aggregate principal amount of 8.25% Senior Secured Notes due 2017. The proceeds from the issuance were used to repay amounts then outstanding on the Term Loan Facility of $238.3 million (US$240.0 million), accrued and unpaid interest of $3.4 million, and transaction fees of $6.6 million. In conjunction with the refinancing, we settled the foreign currency interest rate swaps associated with the Term Loan Facility for cash consideration of $9.4 million.

Closing of the sale of 1450 Don Mills Road, Toronto
On June 26, 2012, Postmedia announced that it had entered into an agreement of sale and purchase with The Rose & Thistle Group Ltd. for the sale of the Company’s headquarters at a purchase price of $24 million. The transaction closed October 12, 2012 and Postmedia will apply the net proceeds of approximately $23.2 million to redeem a portion of its 8.25% Senior Secured Notes due 2017 at par in accordance with the provisions of the Senior Secured Notes indenture.

Management Commentary
“We are very pleased with the progress we made in the most recent quarter. In addition to the successful launch of the next phase of our transformation program, we completed the refinancing of our term loan, sold our head office building in Toronto and expanded our content metering system to new markets,” said Paul Godfrey, President and Chief Executive Officer. “Although the revenue environment remains challenging we are confident we are taking the necessary steps to reposition the Company to compete effectively in an increasingly digital world.”

Also announced today, David Emerson has decided not to seek re-election as a director at the Company’s Fiscal 2012 meeting of shareholders. “We thank David, one of Postmedia’s founding directors, for his tremendous contributions,” said Ron Osborne, Chairman. “His insight and experience have been greatly valued by management and fellow board members.”

Transition to International Financial Reporting Standards (“IFRS”)
Postmedia adopted IFRS on September 1, 2011 and accordingly, the Company’s annual audited consolidated financial statements for the years ended August 31, 2012 and August 31, 2011 are the first annual consolidated financial statements prepared under IFRS.

Note: All dollar amounts are expressed in Canadian dollars unless otherwise specified.

Additional Information
Additional information, including financial statements and management’s discussion and analysis can be found on the Company’s website at www.postmedia.com/investors/financial-reports, on SEDAR at www.sedar.com or on the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov.

About Postmedia Network Canada Corp.
Postmedia Network Canada Corp. (TSX:PNC.A, PNC.B), is the holding company that owns Postmedia Network Inc., the largest publisher by circulation of paid English-language daily newspapers in Canada, representing some of the country’s oldest and best known media brands. Reaching millions of Canadians every week, Postmedia engages readers and offers advertisers and marketers integrated solutions to effectively reach target audiences through a variety of print, online, digital, and mobile platforms.

Forward-Looking Information
This news release may include information that is “forward-looking information” under applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. By their nature, forward-looking information and statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These risks and uncertainties include, among others, statements regarding the implementation and results of the Company’s transformation initiatives, including the realization of anticipated cost savings; competition from other newspapers and alternative forms of media; the effect of economic conditions on advertising revenue; the ability of the Company to build out its digital media and online businesses; the failure to maintain current print and online newspaper readership and circulation levels; possible damage to the reputation of the Company’s brands or trademarks; possible labor disruptions; possible environmental liabilities, litigation and pension plan obligations; fluctuations in foreign exchange rates and the prices of newsprint and other commodities. For a complete list of our risk factors please refer to the section entitled “Risk Factors” contained in our annual management’s discussion and analysis for the years ended August 31, 2012 and August 31, 2011.

Although the Company bases such information and statements on assumptions believed to be reasonable when made, they are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry in which the Company operates, may differ materially from any such information and statements in this press release. Given these risks and uncertainties, undue reliance should not be placed on any forward-looking information or forward-looking statements, which speak only as of the date of such information or statements. Other than as required by law, the Company does not undertake, and specifically declines, any obligation to update such information or statements or to publicly announce the results of any revisions to any such information or statements.

For more information:

Media Contact
Phyllise Gelfand
Vice President, Communications
(416) 442-2936
pgelfand@postmedia.com

Investor Contact
Doug Lamb
Executive Vice President and Chief Financial Officer
(416) 383-2325
dlamb@postmedia.com

Postmedia Network Canada Corp.
Operating Results for the three months ended August 31, 2012 and 2011
(In thousands of Canadian dollars)	Q4 F2012	Q4 F2011	Q4 F2012 to Q4 F2011 Variance Favourable (Unfavourable)

Revenues
Print advertising	112,157	122,283	(10,126)
Print circulation	51,223	54,417	(3,194)
Digital	21,937	21,200	737
Other	4,807	4,251	556
Total revenues	190,124	202,151	(12,027)
Expenses
Compensation	81,367	84,745	3,378
Newsprint	11,717	12,885	1,168
Distribution	29,218	30,926	1,708
Other operating	39,649	40,062	413
Operating income before depreciation, amortization and restructuring	28,173	33,533	(5,360)
Depreciation	6,593	6,671	78
Amortization	10,881	11,227	346
Restructuring and other items	13,014	2,971	(10,043)
Operating income (loss)	(2,315)	12,664	(14,979)
Interest expense	17,726	16,456	(1,270)
Loss on debt repayment	9,178	-	(9,178)
Net financing expense related to employee benefit plans	975	440	(535)
Loss on disposal of property and equipment and intangible assets	180	61	(119)
(Gain) loss on derivative financial instruments	6,628	(8,059)	(14,687)
Foreign currency exchange (gains) losses	(8,651)	4,604	13,255
Loss before income taxes	(28,351)	(838)	(27,513)
Provision for income taxes	-	-	-
Net loss from continuing operations	(28,351)	(838)	(27,513)
Net earnings from discontinued operations, net of tax of nil	-	487	(487)
Net loss attributable to equity holders of the Company	(28,351)	(351)	(28,000)

Postmedia Network Canada Corp.
Operating Results for the years ended August 31, 2012 and 2011
(In thousands of Canadian dollars)	F2012	F2011	F2012 to F2011 Variance Favourable (Unfavourable)

Revenues
Print advertising	514,987	573,920	(58,933)
Print circulation	209,177	219,296	(10,119)
Digital	89,076	87,050	2,026
Other	18,637	18,622	15
Total revenues	831,877	898,888	(67,011)
Expenses
Compensation	348,133	368,516	20,383
Newsprint	52,628	57,423	4,795
Distribution	123,872	126,825	2,953
Other operating	162,908	156,922	(5,986)
Operating income before depreciation, amortization and restructuring	144,336	189,202	(44,866)
Depreciation	26,157	27,015	858
Amortization	43,566	45,209	1,643
Restructuring and other items	35,355	38,011	2,656
Operating income	39,258	78,967	(39,709)
Interest expense	65,446	72,284	6,838
Loss on debt repayment	9,178	11,018	1,840
Net financing expense related to employee benefit plans	3,900	2,971	(929)
Loss on disposal of property and equipment and intangible assets	258	176	(82)
(Gain) loss on derivative financial instruments	(8,632)	21,414	30,046
Foreign currency exchange (gains) losses	6,383	(17,959)	(24,342)
Acquisition costs	-	1,217	1,217
Loss before income taxes	(37,275)	(12,154)	(25,121)
Provision for income taxes	-	-	-
Net loss from continuing operations	(37,275)	(12,154)	(25,121)
Net earnings from discontinued operations, net of tax of nil	14,053	2,565	11,488
Net loss attributable to equity holders of the Company	(23,222)	(9,589)	(13,633)